PRICING TERM SHEET Dated as of September 8, 2016

Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-202853
Relating to the
Preliminary Prospectus Supplements dated September 8, 2016 to the
Prospectus dated June 8, 2015

PDC Energy, Inc.

Offering of

$175,000,000 aggregate principal amount of

1.125% Convertible Senior Notes due 2021

(the “Convertible Notes Offering”)

and

Offering of

7,900,000 shares of Common Stock, par value $0.01 per share

(the “Common Stock Offering”)

This pricing term sheet relates to the Convertible Notes Offering and the Common Stock Offering described below and should be read together with (i) the preliminary prospectus supplement dated September 8, 2016 (including the documents incorporated by reference therein and the base prospectus in respect thereof) relating to the Convertible Notes Offering (the “Convertible Notes Preliminary Prospectus Supplement”) and (ii) the preliminary prospectus supplement dated September 8, 2016 (including the documents incorporated by reference therein and the base prospectus in respect thereof) relating to the Common Stock Offering (the “Common Stock Preliminary Prospectus Supplement,” and, together with the Convertible Notes Preliminary Prospectus Supplement, the “Preliminary Prospectus Supplements”). The information in this pricing term sheet supersedes the information in each Preliminary Prospectus Supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meanings ascribed to them in the relevant Preliminary Prospectus Supplement.  All references to dollar amounts are references to U.S. dollars. PDC Energy, Inc. has increased the size of the Convertible Notes Offering to $175,000,000 ($200,000,000 if the underwriters for the Convertible Notes Offering exercise their over-allotment option in full) and the Common Stock Offering to 7,900,000 shares of Common Stock (or 9,085,000 shares if the underwriters for the Common Stock Offering exercise their option to purchase 1,185,000 additional shares in full). The final prospectus supplements relating to the Convertible Notes Offering and the Common Stock Offering will reflect conforming changes relating to such increases in the sizes of the corresponding offerings.

Issuer:	PDC Energy, Inc.

Common Stock:	Common stock of the Issuer, par value $0.01 per share (NASDAQ: PDCE)

Trade Date:	September 9, 2016

Settlement Date:	September 14, 2016

Use of Proceeds:

The Issuer estimates that the net proceeds from the Convertible Notes Offering, after deducting underwriting discounts and commissions and estimated fees and expenses, will be approximately $170.0 million ($194.3 million if the underwriters for the Convertible Notes Offering exercise their over-allotment option to purchase additional Notes in full).

The Issuer estimates that the net proceeds from the Common Stock Offering, after deducting underwriting discounts and commissions and estimated fees and expenses, will be approximately $485.8 million ($558.7 million if the underwriters for the Common Stock Offering exercise their option to purchase additional shares in full).

The Issuer intends to use the net proceeds from the Convertible Notes Offering and the Common Stock Offering to fund a portion of the cash purchase price for the Delaware Basin Acquisition (as defined in the Preliminary Prospectus Supplements) and intends to use the remainder, if any, for general corporate purposes. If the Delaware Basin Acquisition is not completed for any reason, the Issuer intends to use the net proceeds from the Convertible Notes Offering and the Common Stock Offering for general corporate purposes.

The Issuer intends to incur indebtedness pursuant to certain Proposed Debt Financings (as defined in the Preliminary Prospectus Supplements) to fund a portion of the cash purchase price for the Delaware Basin Acquisition and potentially, depending on the amount of proceeds raised, for general corporate purposes. The Issuer currently expects that the Proposed Debt Financings will include a private offering of approximately $400 million principal amount of new unsecured senior notes. The Issuer may elect to increase or decrease the size of such offering and may elect not to pursue such offering at all.

Convertible Notes Offering

Notes:	1.125% Convertible Senior Notes due 2021

Offering Size:	$175,000,000 (or $200,000,000 if the underwriters for the Convertible Notes Offering exercise their over-allotment option in full)

Maturity:	September 15, 2021, unless earlier repurchased or converted

Public Offering Price:	100% of the principal amount, plus accrued interest, if any, from the Settlement Date

Underwriting Discounts and Commissions:	2.75% of the principal amount

Interest Rate:	1.125% per annum accruing from the Settlement Date, payable semiannually in arrears on March 15 and September 15 of each year, beginning on March 15, 2017

Conversion Premium:	Approximately 35% above the Public Offering Price for the Common Stock Offering

Initial Conversion Rate:	11.7113 shares of Common Stock per $1,000 principal amount of Notes

Initial Conversion Price:	Approximately $85.39 per share of Common Stock

Increase in Conversion Rate Upon Conversion Upon a Make-Whole Fundamental Change:

The following table sets forth the number of additional shares by which the conversion rate will be increased per $1,000 principal amount of Notes for each stock price and effective date set forth below.

	Stock Price
Effective Date	$63.25	$70.00	$75.00	$85.39	$100.00	$125.00	$150.00	$175.00	$200.00	$250.00	$300.00
September 14, 2016	4.0989	3.4602	3.0101	2.2933	1.6157	0.9451	0.5831	0.3718	0.2415	0.1024	0.0398
September 15, 2017	4.0989	3.4849	3.0058	2.2495	1.5454	0.8665	0.5129	0.3139	0.1953	0.0748	0.0244
September 15, 2018	4.0989	3.4692	2.9557	2.1544	1.4248	0.7481	0.4149	0.2377	0.1379	0.0441	0.0095
September 15, 2019	4.0989	3.3487	2.7948	1.9468	1.2033	0.5603	0.2750	0.1389	0.0700	0.0139	0.0001
September 15, 2020	4.0989	3.0674	2.4510	1.5422	0.8107	0.2787	0.1000	0.0361	0.0114	0.0000	0.0000
September 15, 2021	4.0989	2.5744	1.6220	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•                  if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year or 366-day year, as applicable;

•                  if the stock price is greater than $300.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described under “Description of notes—Conversion rights—Conversion rate adjustments” in the Convertible Notes Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate; and

•                  if the stock price is less than $63.25 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described under “Description of notes—Conversion rights—Conversion rate adjustments” in the Convertible Notes Preliminary Prospectus Supplement), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the conversion rate per $1,000 principal amount of Notes exceed 15.8102 shares, subject to adjustment in the same manner as the conversion rate as set forth under “Description of notes—Conversion rights—Conversion rate adjustments” in the Convertible Notes Preliminary Prospectus Supplement.

CUSIP/ISIN:	69327R AD3 / US69327RAD35

Lead Left Bookrunner and Stabilization Agent:	J.P. Morgan Securities LLC

Bookrunners:	BMO Capital Markets Corp. Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Senior Co-Managers:	BBVA Securities Inc. BTIG, LLC Capital One Securities, Inc. Scotia Capital (USA) Inc. TD Securities (USA) LLC

Co-Managers:

KeyBanc Capital Markets Inc.
BOK Financial Securities, Inc
CIBC World Markets Corp.
Comerica Securities, Inc.
Credit Agricole Securities (USA) Inc.
Natixis Securities Americas LLC
WoodRock Securities, L.P.
ABN AMRO Securities (USA) LLC
Fifth Third Securities, Inc.
Goldman, Sachs & Co.
PNC Capital Markets LLC

Common Stock Offering

Shares Offered:	7,900,000 shares of Common Stock (or 9,085,000 shares if the underwriters for the Common Stock Offering exercise their option to purchase 1,185,000 additional shares in full)

Public Offering Price:

$63.25 per share of Common Stock

$499,675,000 in the aggregate (or $574,626,250 in the aggregate if the underwriters for the Common Stock Offering exercise their option to purchase 1,185,000 additional shares in full)

Shares of Common Stock Outstanding Following the Common Stock Offering:	55,069,690 shares (or 56,254,690 shares if the underwriters for the Common Stock Offering exercise their option to purchase 1,185,000 additional shares in full)

Underwriting Discount:	$1.7394 per share of Common Stock

Lead Left Bookrunner and Stabilization Agent:	J.P. Morgan Securities LLC

Bookrunners:	BMO Capital Markets Corp. Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Senior Co-Managers:	BBVA Securities Inc. Capital One Securities, Inc. Scotia Capital (USA) Inc. TD Securities (USA) LLC BTIG, LLC

Co-Managers:

KeyBanc Capital Markets Inc.
BOK Financial Securities, Inc
CIBC World Markets Corp.
Comerica Securities, Inc.
Credit Agricole Securities (USA) Inc.
Natixis Securities Americas LLC
WoodRock Securities, L.P.
ABN AMRO Securities (USA) LLC
Fifth Third Securities, Inc.
Goldman, Sachs & Co.
PNC Capital Markets LLC

The Issuer has filed a registration statement (including a prospectus dated June 8, 2015 and the Preliminary Prospectus Supplements dated September 8, 2016) with the Securities and Exchange Commission, or SEC, for the Convertible Notes Offering and the Common Stock Offering to which this communication relates.  Before you invest, you should read the applicable Preliminary Prospectus Supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Convertible Notes Offering and the Common Stock Offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, the Issuer or any underwriter or dealer participating in the Convertible Notes Offering or the Common Stock Offering will arrange to send you the prospectus supplement and accompanying prospectus if you request them by contacting J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, tel: 1-866-803-9204.

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